NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035365

February 27, 2009

Received SEC
FEB 27 2009
Washington, DC 20549

Lewis U. Davis, Jr.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-09

Re: CONSOL Energy Inc.
Incoming letter dated December 30, 2008

Dear Mr. Davis:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to CONSOL by the New York City Employees' Retirement System and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street Room 1120
New York, NY 10007-2341

February 27, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CONSOL Energy Inc.
Incoming letter dated December 30, 2008

The proposal requests that the board adopt a policy regarding the disclosure of voting results for shareholder proposals within specified time frames.

We are unable to concur in your view that CONSOL may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CONSOL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that CONSOL may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that CONSOL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CONSOL may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that CONSOL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

January 21, 2009

BY EMAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Consol Energy Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 30, 2008 letter (the "December 30 Letter") sent to the Securities and Exchange Commission (the "Commission") by Lewis U. Davis, Jr. of the firm of Buchanan, Ingersoll & Rooney, counsel to Consol Energy Inc. ("Consol" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal"), which asks that the Company provide to the proponent of a shareholder proposal an earlier report on the votes for the proposal, may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(2), (i)(3) and (i)(4) under the Securities Exchange Act of 1934. Based upon my review of the Proposal, as well as the December 30 Letter and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In particular, the disclosure of preliminary or final vote totals to the proponent would in no way violate the Commission's Regulation FD, as the Company may readily, and at no cost, disclose on its website that same information to all shareholders, if the Company deems it likely that investors would trade upon such information. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division") deny the relief that the Company seeks.

I. The Proposal

The Proposal was submitted by two of the New York City Pension Funds: the New York City Employees' Retirement System and the New York City Board of Education Retirement System. It consists of a series of whereas clauses followed by a resolution. The whereas clauses discuss the benefits of earlier disclosure to shareholders of the votes on shareholder proposals. The Resolved clause then states:

> RESOLVED: Shareholders request the Board of Directors to adopt a policy that would authorize the corporate secretary to disclose to proponent(s) of shareholder proposals, at annual or special meetings where their proposal[s] are presented, or within five business days thereafter, the preliminary vote results on their proposals or the final vote results, if available, excluding non-public material information. If the final vote results are unavailable at the annual or special meetings, or within five business days thereafter, disclose such results to proponent(s) within ten business days after the vote tabulation are completed, excluding non-public material information.

II. The Company's Opposition and the Funds' Response

In its December 30 letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rules: 14a-8(i)(2) (excludible as causing Company to violate law); 14a-8(i)(3) (excludible as vague and indefinite); and 14a-8(i)(4) (excludible as furthering an interest not shared by all shareholders). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that the exclusions apply. As detailed below, the Company has failed to meet that burden as to any basis for exclusion, and its request for "no-action" relief should accordingly be denied.

A. Because Disclosure of Votes on Shareholder Proposals Would Not Violate Regulation FD, the Proposal Does Not Violate the Law, and May Not Be Omitted Under Rule 14a-8(i)(2).

The Company asserts incorrectly that it cannot, without violating Regulation FD, make earlier disclosure to proponents of the outcomes of votes on shareholder proposals. Yet the Commission's Releases, both promulgating Regulation FD and offering guidance on it, show that even if votes on shareholder proposals were covered by Regulation FD, the Company has two simple ways to avoid completely any possible breach of the Regulation.

As an initial matter, under the standards set forth by the Commission, votes on shareholder proposals are quite unlikely to be the sort of information whose disclosure could implicate Regulation FD. Regulation FD was carefully drafted to apply only to information "under circumstances in which it is reasonably foreseeable that the security holder will trade on the basis of the information":

> Nevertheless, to provide even greater protection against the possibility of inappropriate liability, and to guard further against the likelihood of any chilling effect resulting from the regulation, we have modified Regulation FD in several respects.
>
> First, we have narrowed the scope of the regulation so that it does not apply to all communications with persons outside the issuer. The regulation will apply only to communications to securities market professionals and to any holder of the issuer's securities under circumstances in which it is reasonably foreseeable that the security holder will trade on the basis of the information.

"*Final Rule: Selective Disclosure and Insider Trading*," Release No. 34-43154 (August 21, 2000) (emphasis added).

Under that standard, the votes on most shareholder resolutions are not within the ambit of information covered by Regulation FD. Most proposals address such matters as health, environmental or social policy concerns, or details of corporate governance such as staggered boards, executive compensation or majority vote proposals, and so the outcomes of votes on such proposals would not likely affect short-term trading decisions. Moreover, most shareholder resolutions are wholly precatory – they do not bind the company in any way, and merely suggest a course of action to the Board. Accordingly, while the outcomes of those proposals may be of "considerable interest to security holders" (as noted in Release 34-4686 [1952], cited by the Company), they are not of a subject matter or of an effect that would make it reasonably foreseeable that security holders would hasten to trade shares based on earlier access to the outcomes of the votes. As nearly all such information is, therefore, outside of the scope of Regulation FD, its disclosure to proponents could not violate that Regulation.

At the same time, the Company could easily avoid any violation of Regulation FD, even in the rare case where one could hypothesize a shareholder proposal whose outcome might potentially fall under Regulation FD (such as a proposal requesting a major corporate transaction, at a company that has adopted procedures for following up on proposals that get a majority vote). In such a case, the Company need simply disclose the vote totals to all shareholders. Nothing in the Proposal precludes the Company in any way from doing so. That disclosure would swiftly put an end to any concern as to a hypothetical violation of Regulation FD. Moreover, in a Release recently published for public comment, the Commission furnished guidance that such disclosure could in many cases be made immediately and effectively (and at little or no cost – just by posting the information on the Company's website:

> As we stated above in the context of whether information posted on a company Web site would be "public" so that a subsequent selective disclosure would not implicate Regulation FD, we now believe that technology has evolved and the use of the Internet has grown such that, for some companies in certain circumstances, posting of the information on the company's Web site, in and of itself, may be a sufficient method of public disclosure under Rule 101(e) of Regulation FD. Companies will need to consider whether and when postings on their Web sites are "reasonably designed to provide broad, non-exclusionary distribution of the information to the public." To do so, companies can look to the factors we have outlined above regarding the first two elements of the analysis--whether the company Web site is a recognized channel of distribution and whether the information is "posted and accessible" and, therefore, "disseminated."

"*Commission Guidance on the Use of Company Web Sites*", Release No. 34-58288 (August 7, 2008) (footnotes omitted). Thus, under the standards in that cited paragraph, and in that Release generally, Consol could notify shareholders in its proxy materials and/or on its website that, in substance, "The Company may [or will] disclose preliminary and/or final results of the votes on shareholder proposals by posting that information on its 'Investor Relations' webpage," and then post those results prominently on that webpage at or shortly before the time it shares them with the proponent. With those simple steps, at little or no cost, Consol could avoid entirely the purported risk of a breach of Regulation FD.*

Alternatively, it is also plain from the face of Regulation FD that Consol could avoid entirely any hypothetical breach by getting the proponent to agree, even verbally, that it would not trade on the information. As the Regulation FD Release, *supra*, states:

> Rule 100(b)(2) sets out four exclusions from coverage. . . The second exclusion is for communications made to any person who expressly agrees to maintain the information in confidence. **Fn. 28**
>
> **Fn. 28**. This agreement to maintain confidentiality must be express. However, this is not a requirement for a written agreement; an express

* The Company, if it chooses, could also disclose the vote under Item 8.01, Other Events, on SEC Form 8-K, which provides that "The registrant may, at its option, file a report under this Item 8.01 disclosing the nonpublic information required to be disclosed by Regulation FD."

> oral agreement will suffice. In addition, it will not be necessary for the issuer to obtain a confidentiality agreement before making the disclosure. An agreement obtained after the disclosure is made, but before the recipient of the information discloses or trades on the basis of it, will be sufficient. . . .

While the Company's December 30 Letter states (at p. 3) that the Proposal does not require a confidentiality agreement, nothing in the Proposal is inconsistent with proponents agreeing with the Company not to trade upon or disclose the vote totals. Indeed, the Proposal's references to "excluding non-public material information" evidence the New York City Pension Funds' clear willingness to avoid any trading advantage to the proponents.

Accordingly, Rule 14a-8(i)(2) provides no basis for the Company to exclude the Funds' Proposal, as the Proposal would not cause the Company in any way to violate Regulation FD.

B. The Proposal is Not Vague or Indefinite, and so Cannot be Omitted Under Rule 14a-8(i)(3)

Consol makes the further argument that the Proposal can be omitted as "vague and indefinite" under Rule 14a-8(i)(3). None of the three contentions the Company raises for its claim of vagueness has any merit.

Consol first argues that the phrase "excluding non-public material information" makes the whole Proposal too vague to implement. The Proposal, however, is quite clear and detailed as to what is to be disclosed and when, and adding a brief precautionary phrase does not make it any less clear.

Consol next argues that the Proposal wrongly states that the law allows the requested disclosure of votes. As shown above, however, such disclosure is indeed permissible under the law.

Finally, Consol argues that the Proposal's request for timely disclosure of votes wrongly implies that Consol has not been timely in making those disclosures. The Proposal, however, makes no such accusation, whether explicit or implied.

Accordingly, the Proposal is not vague or indefinite and so Rule 14a-8(i)(3) provides no basis for the Company to exclude the Funds' Proposal.

C. The Proposal Furthers an Interest Shared by All Shareholders, and So Is Not Excludible under Rule 14a-8(i)(4).

The Company's last argument is that earlier disclosure, including to proponents, does not further the interests of all shareholders, but only those of the New York City Pension Funds, and so the Proposal can be excluded under Rule 14a-8(i)(4). That argument is belied by the fact that all shareholders will have an interest in the future shareholder proposals that the earlier disclosure would apply to. Particularly where a future proposal receives a majority vote or other substantial shareholder vote, the interests of all those who voted for it will be advanced by permitting the proponent to begin earlier discussions with the Company on how best to implement the shareholders' wishes. As the Proposal advances a common interest of all shareholders, it may not be excluded under Rule 14a-8(i)(4).

III. <u>Conclusion</u>

For the reasons stated above, the Funds respectfully submit that Consol's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Sincerely,

Richard S. Simon

Cc: Lewis U. Davis, Esq.
Buchanan, Ingersoll & Rooney PC
One Oxford Center
301 Grant St., 20th Floor
Pittsburgh, PA 15219-1410

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Lewis U. Davis, Jr.
412 562 8953
lewis.davis@bipc.com

December 30, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: CONSOL Energy Inc.: Omission of New York City Comptroller's Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client CONSOL Energy Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of two pension funds (collectively, the "funds") for which the New York City Comptroller serves as trustee or custodian or both[1] (the "Proponent") from the Company's 2009 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 28, 2009. The definitive copies of the 2009 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 24, 2009. We hereby request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. A copy of the Proposal is attached as Exhibit A hereto.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of

---

[1] The funds on whose behalf the proposal was submitted are the New York City Employees' Retirement System and the New York City Board of Education Retirement System.

SLB 14D, I am simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from its 2009 proxy statement.

Background

The Proposal requests that the Board of Directors adopt a policy:

> "that would authorize the corporate secretary to disclose to proponent(s) of shareholders proposals, at annual or special meetings where their proposal are presented, or within five business days thereafter, the preliminary vote results on their proposals or the final vote results, if available, excluding non-public material information. If the final vote results are unavailable at the annual or special meetings, or within five business days thereafter, disclose such results to proponent(s) within ten business days after the vote tabulations are completed, excluding non-public material information."

Discussion of Reasons for Omission

I. Rule 14a-8(i)(2) - THIS SELECTIVE DISCLOSURE PROPOSAL MAY BE OMITTED AS CAUSING THE COMPANY TO VIOLATE FEDERAL LAW.

Rule 14a-8(i)(2) under the Exchange Act permits the exclusion of a stockholder proposal that would violate any federal law. Although the wording of the first sentence of the Proposal might be read as merely authorizing permissive disclosure of voting results to the Proponent at the annual meeting, the second sentence makes clear that such disclosure is mandated and must occur no later than ten business days after completion of voting tabulation. The Proposal thus seeks to force the selective disclosure of non-public information (voting results) to select stockholders (i.e., the stockholder or stockholders who made a particular proposal, hereinfter "stockholder proponents") who have not agreed to hold the information in confidence. The Proposal is not limited to stockholder proposals included in the Company's proxy statement under Rule 14a-8. It applies equally to stockholder proposals for which a stockholder solicits proxies. Thus, the selective disclosure sought by the Proposal could involve not only the matters permitted under Rule 14a-8 to be inserted into the Company's proxy statement, but also contested election of directors as well as proposals made in connection with mergers and acquisitions and attempts to takeover the Company.

The Commission has recognized the significance to stockholders of voting results on matters presented and voted upon at stockholder meetings and mandated public disclosure of these voting results from stockholder meetings. Currently, Item 4 in Part I of Form 10-K and Item 4 of Part II of Form 10-Q currently require a public company to disclose the results of voting on any matter presented at an annual or special stockholders meeting. The Commission originally mandated the disclosure of voting results in 1952 when it added the predecessor of the current requirement as a new Item 14 of Form 8-K. See SEC Release No. 34-4686 (March 17, 1952). In mandating disclosure of voting results, the Commission found that "the information called for by the new item is of considerable interest to security holders..." *Id.*

Regulation FD promulgated under the Exchange Act generally prohibits the selective disclosure of material non-public information to investment advisors and managers, brokers, investment companies and stockholders unless they have not agreed to maintain the confidentiality of the disclosed information. The Commission has stated its concern over companies making disclosure of non-public information to selected persons including stockholders. In adopting Regulation FD the Commission stated that "the practice of selective disclosure leads to a loss of investor confidence in the integrity of our capital markets." SEC Release No. 34-43154 (August 21, 2000). The Proposal fails to require a stockholder proponent to agree to hold the non-public voting results information in confidence. The Proposal's only attempt to avoid being violative of Regulation FD is the clause at the end of both sentences, "excluding non-public material information." In accordance with the requirements of Form 10-K and Form 10-Q, the Company publicly reports five items of voting results: the votes cast for, against and withheld on a each item voted upon as well as the number of abstentions and broker non-votes with respect to each item. The Proposal seeks the disclosure of non-public information; if the Company had already publicly disclosed the voting results to all its stockholders, a stockholder proponent would already have the information and the Proposal would serve no purpose. The only significance to the exclusion clause is its use of the word "material." In light of the Commission's having enacted the requirement to disclose voting results because they are "of considerable interest" to stockholders, it is unclear which, if any, of these five items of voting results which are disclosed pursuant to the requirements could be viewed as not material. The failure of the Proposal to require the stockholder proponent to agree to hold the information in confidence places the Company in the position of violating Regulation FD when it makes the mandated selective disclosure requested by the Proposal. The Proposal should be excludable under Rule 14a-8(i)(2).

II. Rule 14a-8(i)(3) - THIS SELECTIVE DISCLOSURE PROPOSAL MAY BE OMITTED AS VIOLATING THE PROXY RULES.

Vague and indefinite proposals may be excluded under Rule 14a-8(i)(3) of the Exchange Act where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal seeks to mandate selective disclosure of non-public information "excluding non-public material information." As discussed above, it is unclear which, if any, of the five items of voting results could be viewed as not material. Accordingly, the inherent ambiguity of the Proposal make it essentially impossible for the Company, its Board of Directors or its stockholders to determine with any degree of certainty what must be addressed in order to comply with the Proposal. Because of this, a stockholder trying to decide whether or not to vote for the Proposal would have no idea what he would be directing the Company to do. In addition, the first Whereas clause of the Proposal states that "SEC rules that require companies to disclose vote results on proposals do not prohibit companies from disclosing to proponents of shareholder proposals the preliminary results...or the final results." This statement that information can be selectively disclosed, whether or not it is material non-public information, completely ignores Regulation FD's prohibition on selective disclosure of non-public material information and violates Rule 14a-9. Lastly, the first sentence of the Supporting Statement seeks to justify it on the basis that "timely disclosure of vote results" should be made to proponents. This improperly implies that the Company has failed to make timely disclosure by ignoring that the Company has made timely disclosure of voting results in accordance with Form 10-K and Form 10-Q. The Proposal should be excluded under Rule 14a-8(i)(3).

III. Rule 14a-8(i)(4) - THIS SELECTIVE DISCLOSURE PROPOSAL MAY BE OMITTED AS FURTHERING A SPECIAL INTEREST NOT SHARED BY ALL STOCKHOLDERS.

Rule 14a-8(i)(4) under the Exchange Act permits the omission of proposals which result in a benefit which is not shared by the other shareholders at large. The selective disclosure of voting results to a stockholder proponent confers benefits to that proponent not available to other stockholders: (1) the proponent obtains information about the results of voting; (2) as the third Whereas clause highlights, selectively providing the information may impact the proponent's perception of the Company; and (3) as the Supporting Statement highlights, the proponent may establish a "positive, productive relationship" with the Company. Although adoption of the Proposal would confer benefits beyond the New York City Comptroller (who has had stockholder proposals included in the proxy statements of the Company for the past two years) to other stockholder proponents, by its very nature the benefits of selective disclosure are not shared by the other stockholders and this Proposal should be excludable under Rule 14a-8(i)(4).

Staff's Use Of Facsimile Numbers For Response

Pursuant to SLB 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (412) 562-1041 (Attention: Lewis U. Davis, Jr.), and the Proponents' facsimile number is (212) 669-2707 (New York City Office of the Comptroller) and its email is MBudha@Comptroller.nyc.gov. I request that the Staff fax (or email) a copy of its determination.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2009 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (412) 562-8953.

Very truly yours,

Lewis U. Davis, Jr.

cc: P. Jerome Richey, Esq.
General Counsel, CONSOL Energy Inc.
Stephanie Gill, Esq.
Senior Counsel, CONSOL Energy, Inc.

William C. Thompson, Jr.
Comptroller, City of New York
Millicent Budhai
Director of Corporate Governance

Exhibit A
Stockholder Proposal

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 12, 2008

Mr. P. Jerome Richey
General Counsel and Secretary
CONSOL Energy, Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317

Dear Mr. Richey:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of CONSOL Energy, Inc.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership of shares of CONSOL Energy, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the Board of Directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2536.

Very truly yours,

Millicent Budhai
Director of Corporate Governance

Enclosures

CONSOL Energy, Inc. – Vote Disclosure

EXPEDITE DISCLOSURE OF VOTE RESULTS TO PROPONENTS OF SHAREHOLDER PROPOSALS

Submitted by William C. Thompson, Jr. Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Employees' Retirement System and the New York City Board of Education Retirement system

Whereas: SEC rules that require companies to disclose vote results on proposals do not prohibit companies from disclosing to proponents of shareholder proposals the preliminary results at annual and special meetings, or the final results when vote tabulations are completed;

Whereas: Disclosure of preliminary vote results to proponents of proposals at annual and special meetings or shortly thereafter, and final results when tabulations are completed, are positive indicators that could lead to constructive engagement between companies and proponent(s);

Whereas: A company's refusal to disclose available vote results to proponents of proposals as stated above, even when requested by proponents, could contribute to a proponent's negative perception of the company's regard for shareholder rights;

Whereas: Expedited disclosure of vote results to proponents of shareholder proposals could allow proponents and companies more time to consider appropriate actions, including meaningful dialogue, thereby increasing the opportunities for positive outcomes;

Resolved: The shareholders request the Board of Directors to adopt a policy that would authorize the corporate secretary to disclose to proponent(s) of shareholder proposals, at annual or special meetings where their proposal are presented, or within five business days thereafter, the preliminary vote results on their proposals or the final vote results, if available, excluding non-public material information. If the final vote results are unavailable at the annual or special meetings, or within five business days thereafter, disclose such results to proponent(s) within ten business days after the vote tabulations are completed, excluding non-public material information.

Supporting Statement

Companies should endeavor to provide proponents of proposals timely disclosure of the vote results on their proposals. In so doing, the opportunity for good-faith dialogue between proponents of proposals and company representatives on issues of concern to the proponents, and the company's position and policies on such issues, would most likely be increased. By increasing the opportunity for engagement, companies can help to reduce the number of proposals that are resubmitted annually, and establish positive, productive relationships with proponents of proposals. This opportunity could be missed when proponents are unnecessarily subjected to long waiting periods for vote results on their proposals.

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: Consol Energy Inc. **CUSIP#: 20854P109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 198,450 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: Consol Energy Inc. **CUSIP#: 20854P109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 8,400 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President